

Mail Stop 4561

February 7, 2017

Kathleen E. Donovan
Chief Financial Officer
Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Liberty Tax, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2016**
> **Filed June 29, 2016**
> **Form 10-Q for the Quarterly Period Ended July 31, 2016**
> **Filed September 2, 2016**
> **File No. 001-35588**

Dear Ms. Donovan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2016

Consolidated Financial Statements

Consolidated Statements of Income, page F-3

1.  Please tell us what consideration was given to separately disclosing revenue and costs related to company-owned outlets from revenue and costs related to franchised outlets. Refer to ASC 952-605-45-1.

2.  We note that you classify interest income on notes receivable as revenue. Please explain your basis for this classification and refer to any authoritative guidance you relied upon when determining your presentation.

3.      Please explain how your presentation of operating expenses complies with Rule 5-03 of Regulation S-X.  In this regard, tell us what consideration was given to separately presenting costs and expenses applicable to revenues and explain why expenses related to employee compensation and benefits, or portions thereof, are not included within selling, general administrative expenses.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page F-12

4.      We note that you recognize royalty and advertising fee revenue as franchise territories generate sales.  Please tell us how you determined that collectibility is reasonably assured for these arrangements.  In this regard, we note from the disclosure on page 44 that a portion of your notes receivable relates to royalties owed to you by franchisees.  Refer to SAB Topic 13.A.1.

Form 10-Q for the Quarterly Period Ended July 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

5.      On your earnings call for the quarter ended July 31, 2016, you stated that "[y]our vision of the future, at least in the next three to five years is having a higher percentage of company stores."  However, in your annual report on Form 10-K, you disclosed that you rely on a franchise model for growth and that you determined that it was best to "grow [y]our Company by increasing [y]our franchisee base, and the number of offices operated by [y]our existing franchisees."  You also disclosed that company-owned offices tended to be less successful than your typical franchisee-owned offices because they often represented offices transitioned from a less successful franchisee.  Please tell us what consideration you have given to discussing this apparent change in business plan in the MD&A section of your quarterly report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the

Kathleen E. Donovan
Liberty Tax, Inc.
February 7, 2017
Page 3

financial statements and related matters.  If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or Jan Woo, Legal Branch Chief, at (202) 551-3453.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services